ALLSTATE LIFE INSURANCE COMPANY

1-800-632-3492

Credit Enhancement Endorsement

This endorsement is attached to and made part of Your Contract as of the Issue Date.

Credit Enhancement A Credit Enhancement will be added to the Contract as of the Issue Date of the Contract. The Credit Enhancement percentage is shown on the Annuity Data Page. We will allocate the Credit Enhancement to Your Investment Option(s) in the proportions You elected for Your Purchase Payment. Credit Enhancements are not treated as an investment in the Contract for income tax purposes. Credit Enhancements will be considered to be included in the Purchase Payment for all provisions contained in this Contract, except for the Death Benefit.

Except as amended by this endorsement, the Contract remains unchanged.

Susan L. Lees	Matthew E. Winter
Secretary	President and Chief Executive Officer

LU10979	(5/10)